Exhibit 99.9

NICE 2022 Digital-First Customer Experience Report Finds 81% of Consumers Say
They Want More Self-Service Options

 While 95% of companies surveyed reported a dramatic growth in customer self-service requests in 2021, major gaps still exist between what businesses think customers want and what consumers actually prefer

Hoboken, N.J., May 24, 2022 – NICE (Nasdaq: NICE) today announced the release of its 2022 Digital-First Customer Experience Report, which highlighted significant gaps between company and consumer perceptions of current digital- and self-service channels. As noted in the report, 81 percent of consumers say they want more self-service options yet only 15 percent of consumers expressed a high level of satisfaction with the tools provided to them today whereas businesses believe 53 percent of consumers are very satisfied with their self-service. This despite 95 percent of companies reporting a major increase in self-service requests in 2021, indicating a rapid growth in consumer demand for greater speed and convenience. For a complimentary copy of the report, please click here.

The 2022 Digital-First Customer Experience Report was designed to compare the perspectives of businesses and consumers regarding self-service and digital channels, drawing on responses from 1320 respondents in the United States and the United Kingdom. NICE noted that consumer expectations are increasing as digital and self-service channels proliferate and evolve, which has led to companies searching for insights into customer experience and brand loyalty. The NICE report is intended to meet that need, revealing potential blind spots among service providers and helping them  improve their digital and self-service options. For example, although 36 percent of consumers say they would like to see companies make their self-service smarter, less than 11 percent of businesses are making that a priority.

More generally, the NICE report indicates that 95 percent of consumers place great importance on customer service which impacts brand loyalty. Online self-service and easy access to their preferred channels are two of the top customer service factors in their decision regarding brand loyalty. The majority of consumers (57%) surveyed said they would abandon a brand after one or two negative digital customer service interactions, yet most businesses tend to underestimate how quickly that could happen. Nonetheless, the survey does show that companies recognize the importance of current digital channels to consumers and are attempting to improve their availability. In 2022, the top digital channels companies are planning to expand significantly are chat (47%), website access (44%), and search options (42%).

Paul Jarman, NICE CXone CEO, said, “Avoiding friction is the key factor today in shaping opinions and differentiating between brands consumers love and those they feel are not worth their time. We undertook the 2022 Digital-First Customer Experience Report in order to provide companies with the consumer’s viewpoint and to help them set priorities that drive frictionless experiences. While focusing on digital-first interactions, our report underscores the importance of both agent-assisted and self-service channels, with businesses primarily wanting the ability to choose whichever option they prefer at any given time. This confirms the need for CXi--Customer Experience Interactions--a new approach that focuses on the end-to-end digital customer journey, requiring a complete customer experience platform that only NICE CXone offers."

A complimentary copy of the report is available here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.